
ZURICH

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference File No. 82-5089
Our reference TS/jp
Date 08/17/2006


SUPPL

Zurich Financial Services
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)44 625 25 25
http://www.zurich.com

Dir. phone +41 (0)44 625 2839
Dir. fax +41 (0)44 625 08396
Thiemo.Sturny
@zurich.com

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Dear Sir or Madam

Enclosed herewith please find the English version of the news release regarding the Half Year Results 2006:

- "Zurich reports continued operating strength for first six months 2006", dated August 17, 2006.

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services

Thiemo Sturny

File No. 82-5089

News Release


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Zurich reports continued operating strength for first six months 2006

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media and Public Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, August 17, 2006 – Zurich Financial Services Group (Zurich) reports that strong operating performances in all business segments generated excellent results for the first half of 2006, including net income of USD 1,957 million and business operating profit of USD 2,847 million.

"Strong operational gains from across our businesses generated another excellent performance," remarked Zurich's Chief Executive Officer James J. Schiro. "The success of our three-year operational improvement program, combined with the improving quality of our general insurance portfolio and consistent profitable growth in the life business, gives us confidence about Zurich's continued operational momentum."

Performance highlights include:

- **Net income[1] of USD 1,957 million, an increase[2] of 9% (including the previously announced US regulatory settlement charges, net of tax, of USD 262 million); annualized return on equity (ROE) of 19.0%**
- **Business operating profit (BOP) of USD 2,847 million, an increase of 24%; annualized BOP ROE[3] after tax of 18.8%**
- **General Insurance gross written premiums of USD 18.5 billion declined 1% as reported (an increase of 2% in local currency), with a combined ratio of 94.8%, an improvement of 2.1 percentage points**
- **Global Life insurance new business volume growth of 20% in local currency, with new business profit margin of 17.7%[4]**
- **Farmers Management Services' management fees and other related revenues increased 3% to USD 1,054 million**


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The Group's operational improvement program, known as The Zurich Way, has been driving transformational improvements since 2003, establishing best practice processes and procedures for all core functions, including underwriting, claims, reserving, distribution management, finance and talent management. As previously announced, the Group established a USD 500 million target for operational improvements from The Zurich Way initiatives in both 2006 and 2007, with positive impacts on the Group's combined ratio anticipated. The Group is well on track to achieve its target this year.

General Insurance: Strong performances in our major markets achieved a business operating profit of USD 1,781 million, up 29%. This result was driven by strong improvements in the net underwriting result and investment income. The combined ratio improved by 2.1 percentage points to 94.8%, reflecting improved loss ratios, particularly among Global Corporate, North America Commercial, and Europe General Insurance. Catastrophe and large loss experience has been low in the half year. In addition to the strong underwriting performance, the General Insurance result was supported by growth in investment income from higher yields and a larger invested asset base.

Gross written premiums and policy fees grew 2% in local currency with a slight reduction of 1% in dollar terms. Overall, general insurance market conditions remained flat for the half year 2006. In North America, the rating effect was neutral with property rates increasing substantially in regions prone to natural catastrophes, while liability rates declined. In Europe, the greatest rate pressure has been in UK motor and liability lines. Elsewhere in Europe, rates have been stable overall. We expect this general rate climate to persist through to the end of 2006. Zurich actively manages the effects of


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these market conditions, as well as accumulation exposures, through an ongoing rebalancing of its portfolio in line with risk management and profitability objectives.

Global Life: The Global Life result continued the positive trend seen through 2005 and the first quarter 2006. Business operating profit was USD 557 million, up 4%, reflecting underlying improvements in our major markets as the actions undertaken over the last three years continue to generate strong results. New business premium volume (using the industry standard measure Annual Premium Equivalent – APE) increased 20% in local currencies, or an increase of 8% in dollar terms. This growth, in conjunction with a new business profit margin after tax of 17.7% drove the 10% increase (19% in local currencies) in new business profit after tax of USD 205 million.

These improvements were a result of targeted sales initiatives producing higher volumes and better profitability of new business. In the UK, they reflect the continuing benefits being gained from the restructuring activity, which, in addition to other one-off charges, had adversely affected the result in the first half of 2005. Both Ireland and Italy achieved outstanding results with strong growth in new business premium levels and new business profit.

Farmers Management Services: Farmers Management Services (FMS) continued to successfully manage the Farmers Exchanges, which Zurich manages but does not own, demonstrating consistent growth and profitability. As part of the Group's growth initiatives, FMS significantly increased its investment in sales-related and IT enhancements, yet still grew business operating profit by 1% to USD 615 million.



The Farmers Exchanges remain well positioned for profitable growth, as reflected in their 2% premium increase in an otherwise flat personal lines market.

Other Businesses: The Other Businesses segment achieved a business operating profit of USD 298 million. Of this, USD 87 million arose from the business ceded by the Farmers Exchanges, a 23% reduction as a result of reduced cession in the first half of 2006. The other operations in this segment contributed USD 211 million with profits arising in certain run off businesses, especially Centre with USD 130 million.

Group Investment performance: Despite volatile markets in the second quarter of the year the impact of the investment result remains positive. The net investment result for Group investments of USD 4.4 billion as included in the Group's income statement provided an investment result of 2.4% (not annualized). While net investment income for Group investments was broadly stable in local currency terms, net capital gains on Group investments fell by 49% to USD 507 million, mainly through revaluations of bonds held by our UK Life with profit business. After deducting the portion of gains attributable to policyholders, net capital gains contributed USD 415 million to the Group's net income compared with USD 457 million for the first half of 2005.

[1] Attributable to shareholders.

[2] All comparisons refer to the first six months of 2005 unless stated otherwise. Interim results are not indicative of full-year results.

[3] ROE calculated on common shareholders' equity. See the Financial Supplements and the Group Financial Review on the Investor Relations page of our Web site www.zurich.com for further information on shareholders' and common shareholders' equity.

[4] Calculated on the European Embedded Value basis


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Note to editors:
There will be a media conference at 10:15 a.m. CET at the Zurich Development Center, Keltenstrasse 48, Zurich. Reporters who cannot participate in person may dial in by telephone. Please note that during the Q&A session no questions will be taken from participants dialing in.

Dial-in numbers:

- Europe +41 (0)91 610 56 00
- UK +44 (0)207 107 06 11
- USA +1 (1) 866 291 41 66

The presentation to analysts and investors will be video webcast on our Web site www.zurich.com live at 1:30 p.m. CET, followed by a webcast playback available after 5 p.m. CET. Reporters may listen in by telephone. Please dial the numbers given above.

Presentations for analysts and media, as well as supplemental information including information on the business divisions, will be available on our Web site www.zurich.com. The presentation for analysts and investors will be published at 1:30 p.m. CET. Please click on the "Half Year Results 2006 - Media View" link on the bottom right corner of our homepage.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 55,000 people serving customers in more than 120 countries.


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Financial Highlights (unaudited)

The following table presents the summarized consolidated results of the Group for the six months ended June 30, 2006 and 2005 and the financial position as of June 30, 2006 and as of December 31, 2005. Interim results are not necessarily indicative of full-year results.

Consolidated operating statements

in USD millions, for the six months ended June 30	2006	2005	Change
Gross written premiums and policy fees	**24'605**	25'954	(5%)
Net investment result	**7'471**	9'479	(21%)
of which: Net investment result on Group investments	**4'378**	5'031	(13%)
Business operating profit	**2'847**	2'305	24%
Net income attributable to shareholders	**1'957**	1'799	9%

Consolidated balance sheets

in USD millions, as of	06/30/06	12/31/05	Change
Total investments	**290'259**	277'293	5%
Reserves for insurance contracts	**231'019**	219'924	5%
Liabilities for investment contracts	**44'812**	40'999	9%
Senior and subordinated debt	**7'840**	7'540	4%
Shareholders' equity	**21'885**	22'426	(2%)

General Insurance key performance indicators

for the six months ended June 30	2006	2005	Change
Business operating profit (in USD millions)	**1'781**	1'385	29%
Combined ratio	**94.8%**	96.9%	2.1 pts

Global Life key performance indicators

for the six months ended June 30	2006	2005	Change
Business operating profit (in USD millions)	**557**	536	4%
New business profit margin (in % of APE) [2]	**17.7%**	17.4%	0.3 pts

Return on common shareholders' equity (ROE)

returns for the periods ended[1]	06/30/06	06/30/05	12/31/05
Return on common shareholders' equity (ROE)	**19.0%**	18.5%	15.5%
Business operating profit (after tax) return on common shareholders' equity	**18.8%**	16.6%	13.6%

Per share data

for the six months ended June 30	2006	2005	Change
Diluted earnings per share (in CHF)	**16.90**	14.77	14%

[1] Returns for the periods ended June 30, 2006 and 2005 are annualized on a compound basis using the results for the six months ended June 30. Returns for the period ended December 31, 2005 are for the year ended December 31, 2005. ROE is based on net income attributable to common shareholders.
[2] Based on European Embedded Value


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Disclaimer and cautionary statement

Certain statements in this document are forward-looking statements, including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Zurich Financial Services' plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our key markets; (ii) performance of financial markets; (iii) levels of interest rates and currency exchange rates; (iv) frequency, severity and development of insured claims events; (v) mortality and morbidity experience; (vi) policy renewal and lapse rates; and (vii) changes in laws and regulations and in the policies of regulators may have a direct bearing on Zurich Financial Services' results of operations and on whether Zurich Financial Services will achieve its targets. Zurich Financial Services undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

This communication is directed only at persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) or to whom it may otherwise lawfully be communicated (all such persons together being referred to as relevant persons). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

It should be noted that past performance is not a guide to future performance. Please also note that interim results are not indicative of the full year results.

Persons requiring advice should consult an independent adviser.